FROST BROWN TODD LLC
Attorneys
Kentucky · Ohio · Indiana · Tennessee West Virginia

April 16, 2009

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549-4561

Attention:	Gary Todd
Senior Review Accountant

Re:	MedPro Safety Products, Inc. Form 10-K/A for Fiscal Year Ended December 31, 2007 Form 10-Q for Fiscal Quarter Ended September 30, 2008 (File No. 000-52077)

Dear Mr. Todd:

On behalf of MedPro Safety Products, Inc. ("MedPro"), we hereby submit the following responses to the comments 7 through 25 in the letter from the Commission's staff dated January 23, 2009. MedPro previously responded to comments 1 through 6 on February 19, 2009, when it filed Amendment No. 2 on Form 10-K/A to its 2007 Form 10-K.

Form 10-Q as of September 30, 2008
Balance Sheet, page 2

Comment:

7.

Tell us why you are presenting a debit for unearned share-based compensation in the equity section of the balance sheet as of September 30, 2008, including how that presentation is consistent with the guidance from SFAS 123(R). In general under SFAS 123(R) unearned stock-based compensation is not separately presented in the equity section of the balance sheet, but is disclosed in the footnotes as set forth in paragraph A240 of guidance. Please revise in any future or amended filings or advise.

Response:

We note the Staff’s reference to paragraph A240 of SFAS 123(R) as the guidance that should generally be followed for unearned share-based compensation. The Company understands that paragraphs A240 (and A241) are intended to be explanatory information to the requirements of paragraph 64 to SFAS 123(R) to indicate the minimum information needed to achieve those objectives and illustrate how the disclosure requirements might be satisfied. Paragraph 64 states that “in some circumstances, an entity may need to disclose information beyond that listed in paragraph A240 to achieve the disclosure objectives.”

Because of the magnitude of the unearned share-based compensation, the Company felt that presenting it prominently on the face of the balance sheet and statement of changes in stockholders equity might better meet the disclosure objectives in this case. However, the Company acknowledges the Staff’s observation that unearned share-based compensation is generally not separately presented on the face of the financial statements and will in its amended and future filings follow the general guidance in paragraph A240 of SFAS 123(R).

Statement of Operations, page 4

Comment:

8.

Inventory impairments and write-downs should normally be presented as a component of cost of sales. Please refer to EITF 96-09. Please either reclassify to costs of sales in any future or amended filings or provide support in the literature for your presentation.

Response:	The income statement has been amended to reclassify the write-downs of the Safe-Mate inventory as cost of sales.

9.

Please tell us why the loss on disposal of assets is not classified in operations. Please refer to Question 2 of SAB Topic 5.P.3 and paragraphs 25 and 27 of SFAS 144. Please provide support in the literature for the classification and, if required by GAAP, reclassify to operations in any future or amended filing.

Response:	The income statement has been amended to include loss on disposal of assets as an operating expense.

Statements of Cash Flows, page 6
Comment:

10.

You disclose a cash out-flow for the purchase of intangible assets totaling $3,345,000, which appears to be the cash portion of the transaction with SGPF. However, disclosure in Note 7 suggests that the cash payment prior to September 30 was only $1,113,444 and that the balance was paid afterwards. Please tell us whether you in- fact made a cash payment of $3,345,000 prior to September 30, 2008. If not, please explain how this item is appropriately presented in the cash flow statement as of September 30, 2008. Refer to paragraphs 17 and 32 of SFAS 95.

Response:	The statement of cash flows has been amended to reflect that $2,231,556 of the cash portion of the purchase price was paid shortly after September 30, 2009.

Note 7, Intangible Assets, page 9

Comment:

11.	With respect to the obligations to Visual Connections, in future filings please disclose the terms of the payment obligations. Clarify when the remaining payments are due.

Response:	In future filings, MedPro will disclose the terms of the payment obligations to Visual Connections. Those obligations, relating to both the SGPF and Wing technologies, are as follows:

Quarter	SGPF	Wing	Payable at 9/30/08

2008
Fourth	$250,000	$250,000	$500,000
2009
First	250,000	250,000	500,000
Second	250,000	250,000	500,000
Third	250,000	250,000	500,000
Fourth	250,000	250,000	500,000
2010
First	250,000	--	250,000

Total	$1,500,000	$1,250,000	$2,750,000

12.	In light of the significance of the obligations to Visual Connections tell us why you should not present this liability separately on your balance sheet.

Response:	In response to the comment, the obligations to Visual Connections have been presented as separate current and long-term liabilities on the balance sheet.

Note 13, Stock Options and Warrants, page 13

Comment:

13.

We see that you granted 3 million stock options to directors, officers and employees in August 2008. Please tell us and in future filings disclose how you determined the fair value of the stock options as of the date of grant. Your response and future filings should describe the model, method and assumptions used in valuing the stock options.

Response:

In response to the comment, the discussion of the stock options granted on August 18, 2008 at the end of Note 13 has been expanded to read as follows:

On August 18, 2008, the Company adopted the MedPro Safety Products, Inc. 2008 Stock and Incentive Compensation Plan (“2008 Plan”) and issued stock options to its directors and employees in the amounts and on the terms agreed upon in the September 2007 stock purchase agreement with the Series A Stockholders. The Company’s employees, including its three executive officers, were granted a total of 2,800,000 options. The two non-employee directors each were granted 100,000 options. The options may be exercised at an exercise price of $1.81 per share only on the earliest of January 1, 2013,. the date of the holder’s death or 100% disability, termination of employment or service as a director, and the date of a change in control of the Company. Because the exercise price was less than market price of MedPro stock on the date of grant, the Company set a date certain for the exercise of the options in order to qualify for exemptions from excise taxes under IRS deferred compensation rules.

The Company has recorded unearned compensation of $14,580,000, or $4.86 per share underlying the options, to reflect the grant of these options. In determining the fair value of the options at the date of grant, management relied in part upon the report of an independent valuation firm. The trading price of MedPro common shares on the grant date, was $9 per share, and the median trading price for the 30-day period ending on the grant date was also $9 per share. However, due to the infrequency and low volume of trading in MedPro’s shares, it was determined that an active trading market did not exist to provide pricing information on an ongoing basis under SFAS 157. In addition, publicly traded guideline companies were not used to value the underlying shares because neither MedPro nor any of the public companies identified as comparable to MedPro were profitable, and an earnings multiple could not be computed.

The Black-Scholes model was used to value the options. Assumptions used in the valuation included an expected term of 2.48 years, volatility of 60% based on trading data of comparable public companies, and an equivalent bond yield of 2.5%. The fully diluted value of $6.56 per share used in the model was determined by first discounting the trading price of $9.00 per share by 16% to reflect a lack of liquidity due to restrictions on exercise and a thin trading market. Because only 1% of the 13,285,072 shares then outstanding were not restricted under SEC Rule 144, an efficient trading market as defined by SFAS 123(R) did not exist for MedPro shares. Therefore, the value per share was further adjusted for the dilutive effect of the exercise of the 3,000,000 options.

The unearned compensation is being charged to earnings over 24 months beginning on August 18, 2008. The 24 month period coincides with the term of a non-competition covenant included in the option agreement. The Company recorded $870,750 of compensation for the period from August 18 through September 30, 2008. The balance of the unearned compensation is $13,709,250 at September 30, 2008.

14.

With respect to the 3 million stock options you also disclose that you determined the $4.86 common share fair value based on an independent valuation. It appears that on August 18, 2008 the quoted price of a share of your common stock was substantially more than $4.86. Please respond to the following:

  Please tell us why you believe that quoted market price is not the most appropriate measure of fair value of a share of your common stock for SFAS 123(R) purposes.
  Please describe to us, and in future filings disclose, the model, method and significant assumptions used in determining the $4.86 per share fair value. Please be detailed and specific.
  Please provide us a quantified reconciliation that bridges the gap between the quoted market price of a share of your common stock on the date of grant and the $4.86 provided by the appraisal. Quantify and describe each factor leading to the excess of quoted market price over the appraised fair value of a common share.

Response: 15.

See the response to Comment 13.

You disclose that unearned compensation is being amortized over 24 months based on the term of a non-compete provision included in the option agreement. Please tell us and in future filings disclose why you believe that life is the requisite service period as defined in SFAS 123(R). Please refer to paragraphs 39, 40 and A59 through A74 for guidance.

Response:

According to SFAS 123(R), the requisite service period is usually the vesting period (¶39). In MedPro’s case, the options are fully vested on the grant date because they can be exercised upon termination of employment or termination of service on the board of directors (as the case may be). However, if employment were terminated immediately, the recipient would remain subject to a non-compete covenant in the award agreement during the 24 months following termination, which is an implicit service period other than the vesting period.

SFAS 123(R), ¶46 states that consideration of (a) all vesting and exercisability conditions, (b) all explicit, implicit, and derived service periods, and (c) the probability that performance or service conditions will be satisfied. In this case, the non-compete period is assumed to be the explicit requisite service period and management believes the probability of the service conditions being met is nearly 100 percent.

SFAS 123(R), ¶42 states that compensation cost will be recognized on a straight-line basis over the requisite service period for each separately vesting portion or over the requisite service period for the entire award. In this case, the vesting period is immediate, therefore compensation expense can only be recognized for the entire award.

16.

It appears that the deferred compensation recorded for the stock option grant is the product of the 3 million options and $4.86, which you disclose is the appraised value of an underlying common share. Please tell us how the fair value of the options was utilized in determining the amount of unearned compensation at the date of grant.

Response: 17.

See the responses to Comments 13 and 15.

You disclose that the $4.86 common share fair value underlying the stock options granted on August 18, 2008 was based on a third party independent valuation. If you continue to disclose that you relied on the third party expert in valuing the common stock underlying the stock options you will need to name the independent valuation firm in any amended or future 1934 Act filings. In addition, please note that if you intend to incorporate the Form 10-Q (or other future filings that include the reference to the valuation expert for this matter) by reference into any registration statement, you will also need to include the consent of the independent valuation firm as an exhibit to the registration statement. Please also refer to Question 141.02 of the

Compliance and Disclosure Interpretations on Securities Act Sections, which can be found at http://www.sec.gov/divisions/corpfin/guidance/sasinterp.htm .

Response:

The Company has modified the disclosure in Note 13 in accordance with the guidance of Question 141.02 of the Compliance and Disclosure Interpretations on Securities Act Sections, to state that in determining the fair value of the options at the date of grant, management relied in part upon the report of an independent valuation firm.

18.	Please ensure that future filings include all of the relevant disclosures from paragraphs 64, A240 and A241 of SFAS 123(R).

Response:	Future filings will include all of the relevant disclosures from paragraphs 64, A240 and A241 of SFAS 123(R).

Note 14, Distribution Agreements, page 16
Comment:

19.

Please describe to us the accounting policies you are applying in determining the appropriate timing and amounts of revenue under the arrangements with Greiner. Your response should explain why you believe your policy is appropriate in GAAP and should identify the specific literature relied upon. In that regard, please tell us how you considered the guidance on up-front payments as set forth in SAB Topic 13.

Response:

We revised Note 14 extensively to discuss the arrangements with Greiner in greater detail, including references to the accounting literature relied upon in determining the appropriate timing and amounts of revenue recognized at September 30, 2008, as well as the Company’s basis for determining that the four criteria for realizing revenue under SAB Topic 13 had been satisfied:

  Persuasive evidence of an arrangement exists,
  Delivery has occurred or services have been rendered,
  The seller's price to the buyer is fixed or determinable, and
  Collectability is reasonably assured.

20.

Please describe the milestones that you must achieve to be entitled to the individual up-front payments under the two agreements. Tell us whether you believe those milestones are discrete earnings events and explain the basis for your conclusion.

Response:

The arrangements with Greiner involve multiple revenue-producing activities, and revised Note 14 discusses the contractual basis for the allocation of the $2.7 million receivable among these activities. The wing agreement provides for payment of the entire up-front fee upon one specific milestone -- delivery and acceptance of a design plan. The Vacuette agreement provides for payment in three equal installments. Based upon a significant milestone, the delivery of the automation plan, before the date of the first of the three installment payments, one- third of the up-front payment was recognized as revenue.

21.

Your disclosure suggests that you have been engaged to design, construct, complete and successfully test automated production lines. Please tell us how you have/will account for the costs of the project. Please tell us who will own and operate the production lines upon completion.

Response: 22.

Note 14 has been revised in response to the comment.

As a related matter, since it appears that you have been engaged to design, construct, complete and successfully test automated production lines, please tell us whether you believe percentage of completion accounting is applicable. Please explain to us the basis in GAAP for your conclusion. Refer to SOP 81-1.

Response:

At the time of their execution in July 2008, the distribution agreements were “long-term agreements” within the meaning of SOP 81-1 because the agreements did not provide that they would be completed within a single fiscal year. Accordingly, revised Note 14 states that the percentage of completion accounting was applicable to payment for construction of the production lines as of September 30, 2008. The terms of the agreements were subsequently modified in the fourth quarter, as reported in the Company’s Form 10-K.

23.	Please tell us whether the payments from Greiner are refundable. If so, please tell us how refund provisions are considered in your revenue policy.

Response:

Payments received for the program fees are not refundable. The distribution agreements do not provide that payments for construction of the production lines were refundable. The Company recognized the amount of payments in excess of construction costs as deferred revenue.

24.

We see that revenue in the third quarter was $1.3 million while the cost of revenues is less than a thousand dollars. Please tell us about the costs associated with this revenue and the location of these costs in the financial statements.

Response:

The statement of operations has been revised to increase sales and cost of goods sold by $157,968 -- the amount incurred by MedPro on Greiner’s behalf through September 30, 2008 as construction expenses of the two production line projects. Cost of goods sold now includes both the cost of the design plan and construction expenses.

Item 4. Controls and Procedures, page 25

25.

Please disclose any change in internal control over financial reporting that occurred during the quarter that has materially affected, or is reasonably likely to materially affect, internal control over financial reporting or confirm that there were none. We refer you to paragraph (d) of Exchange Act Rule 13a-15 which provides that management of an issuer that either had been required to file an annual report pursuant to section 13(a) or 15(d) of the Act for the prior fiscal year or had filed an annual report with the Commission for the prior fiscal year must evaluate, with the participation of the issuer's principal executive and principal financial officers, or persons performing similar functions, any change in the issuer's internal control over financial reporting, that occurred during each of the issuer's fiscal quarters that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting. Please also refer to paragraph (b) of Item 308(T) of Regulation S-K. Also respond with respect to the first and second quarters of 2008.

Response:	The Company has amended its quarterly reports for each of the fiscal quarters of 2008 to provide the information required by Rule 13a-15(d) and Item 308(T) of Regulation S-K.

     Please call me (telephone 502.568.0277) if you have any questions.

Sincerely,

FROST BROWN TODD LLC

By:	/s/ Alan K. MacDonald
Alan K. MacDonald, Member